FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

Banco Santander, S.A.

Item
(Items 1-14 filed separately on previous Form 6-K)

15	Presentation to analysts and investors — Risk Division

16	Presentation to analysts and investors — Sovereign

17	Presentation to analysts and investors — Bank Zachodni WBK

18	Presentation to analysts and investors — Portugal

19	Presentation to analysts and investors — José Antonio Álvarez, Chief Financial Officer of the Santander Group

20	Press Release dated September 30, 2010

21	Text of speech by Emilio Botin, Chairman of Banco Santander

Matías R. Inciarte Risk Division 1 — 4

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. — 2 5

Index 1 Group Risk Profile 2 Credit risk 3 Market risk 4 Projections 2011 / 2013 - Pure Compliance XMark Template 3 6

Index 1 Group Risk Profile 2 Credit risk 3 Market risk 4 Projections 2011 / 2013 - Pure Compliance XMark Template 4 7

Santander Risk Function KeycomponentsofSantander’sbusinessmodel SANTANDER RISK MODEL Diversification Customer with critical mass focused management principles Risk function independent of the business activity Prudent risk management Strong involvement of Senior Flexibility Management Solid decision making process Risk control and management Solid balance sheet integrated via corporate (capital, liquidity) Integrated risk structure with global scope framework

Risk Appetite Risk Appetite aligned with strategic solvency objectivesRisk Appetite Solvency objectives: Group Rating and Core Capital Ratio Discipline: kept within our core markets and customer base Appetite is quantified in Credit Budget: Credit Retail Banking: strict policies and advanced credit models SMEs: diversified risk (customer and segment) Risk GBM: strict concentration limits (25% of Legal Lending Limit) Continuous Stress Test analysis for adequate level of provisions to cover expected losses Client driven activities in markets Market Average VaR and no held-to-maturity portfolios 2007-11 < USD 40 MM Risk No complex products. Operational risk Other Risk Continuos monitoring and Compliance and reputational risk low tolerance Risk profile: medium-low and predictable

Risk structure Atransparentand simple ncesheet... bala Balance sheet EUR Million June 11 Cash and deposits on central banks 90,003 Trading portfolio 95,806 (*) Other financial assets at fair value 30,986 Available for sale financial assets 90,476 Loans 764,588 Intangible assets, property equipment and goodwill 44,092 Others 47,462 TOTAL ASSETS 1,163,413 (*) (*) Including derivatives as a net figure — Pure Compliance XMark Template 7 10

Risk structure ... eflectsourbusiness r and risk model etite app Economic capital allocation by Risk Type Jun11 ... Creditrisk:our core Fixed Assets business 2% Operational 10% ALM ... Marketrisk:low 9% Trading complexity activity and 1% Structural FX Credit 5% customer driven Market 11% 68% Non-trading 5%

Index 1 Group Risk Profile 2 Credit risk By sectors and products 3 Market risk 4 Projections 2011 / 2013

Credit Risk Diversified credit structure reflects Santander’s retail focus EUR billion Cash 90.0 Trading 95.8 By segments and products Other Fair value 31.0 Available 90.5 for sale Real estate 8% Mortgages GBM 41% 9% Loans 764.6 SMEs 23% Credit cards 3% Consumer lending Intangible & 16% equipment 44.1 Others 47.5

Low risk profile in all geographies EUR Mn Assets % NPL PD/EL LTV Comments UK 2.51% / Mainly a retail prime lender; does not 182,855 1.44% 52.1% 0.04% originate second mortgages Spain 2.75% / Mainly first residence; low expected 59,292 2.4% 51.4% 0.57% loss 1.96% / Actions taken in underwriting: Portugal 16,517 2.7% 55.5% override rate reduction, production 0.18% with a LTV < 80%... 1.83% / Focused on residential mortgages USA 12,534 3.5% 64.8% (64% of the portfolio) and home 0.25% equity Others SCF Germany represents 2.2% of total mortgages / Chile 2% / Mexico 1.1% 2.45% / Total 303,825 2.2% 0.15% — 11 14

Consumer Lending Profitable segment adjusted by risk with high recovery capabilities Assets % NPL PD/EL Credit Spread Comments cost EUR Mn 2.4% / SC Germany 22,365 5.0% 1.6% 6.0% 0.96% Specialized consumer lending 21.1% / SC USA 11,084 3.9% 5.0% 19,9% 8,3% Focused on auto financing 4.9% / SC USA 22,325 5.5% 1.9% 5.5% SC Others (*) 1.9% Balanced mix 14.3% / (nearly 50% auto Brazil 27,970 9.4% 8.2% 19.1% financing and 18% 6.8% payroll loans) with wide spreads Spain 5.1% / Strict admission 24,372 6.5% 2.9% 4.4% 2.4% process criteria Others UK represents 5% of total consumer lending / Chile 2% / Mexico 1% 7.8% / Total 119,755 6.1% 4.0%

SMEs (excl. Real Estate) Well diversified portfolio mainly tofinanceSMEs’ working capital Customers Assets % NPL PD/EL Comments EUR Mn * Spain 2.5% / High diversification across all 84,207 4.1% 251,803 1.1 % industry sectors Performance is in line with the Brazil 10.3% / 23,715 7.1% 528,168 industry standard given the weight 5.1 % of the small companies (48%) Conservative risk profile focused UK 2.4% / high quality customers with run-off 12,472 3.1% 65,415 0.9 % portfolios being actively managed Improving performance of core USA 3.3% / segments due to strict credit 7,203 4.2% 42,154 1.5 % policiesinlinewith theGroup’s standards Others Chilerepresents5%oftotalSMEs’ assets/ Mexico3% Total 3.8% 168,864 4.1% /1.7% * Number of Customers includes Real Estate

GBM Well diversified portfolio built on deep customer relationships EUR Mn REC* % NPL PD/EL Corporates Comments 0.65% / Exposure accounts for 34% of total 759 Group’sportfolio.Strict ding len Total Group 122,247 0.52% 0.29 % limits are applied to avoid concentration 93.9% of exposure* is investment grade (32.0% with rating >A-) 25,000 20,000 15,000 10,000 5,000 0 AAA AA+ AA AA- A+ A A- BBB+ BBB BBB- BB+ BB BB- B+ C N/R — REC: credit risk exposure (maximum EAD, including associated 17 14 derivatives exposures (EUR 11,800 mn as of 30.06.11)

Real Estate Low Group exposure and ring-fenced risks in countries under pressure (i.e. Spain) EUR Mn Assets % NPL PD/EL % Cover. Comments Low risk profile with 7.7 Bn of 1.2% / UK 18,427 5.4% 35.5% Social Housing assets with zero 0.12 % NPLs Good credit quality portfolio with 11.8% / 43% of multifamily (3.2% of Sovereign 11,069 5.4% 83.0% 4.0 % NPLs) and 12% in run-off mode , actively pursued Low Real Estate exposure over Spain 16.5% / 25,347 21% 30.8% total loans, Spain (11%) and total 5.5 % Group (3%) Others Portugal represents 4% of total assets / Latam Ex-Brazil 2% / Brazil 2% 11.0% / Total 59,613 12% 3.1% — 15 18

Index 1 Group Risk Profile 2 Credit risk By geographies 3 Market risk 4 Projections 2011 / 2013 — 16 19

Credit Risk Geographic distribution reflects our core markets activity EUR billion Cash 90.0 Trading 95.8 By geographic area Other Fair value 31.0 Available 90.5 for sale Others 11% Sov. 5% Spain Latam ex- 31% Brazil Loans 764.6 8% Brazil 10% Portugal 4% Intangible & UK equipment 44.1 47.5 31% Others — Gross customer loans amounts to EUR 744 Mn. 20 17

Spain: Credit Risk Deleveraging process with NPL ratios stabilising, except in the real estate segment Loans NPL ratio EUR billion % TOTAL 245 21.3 236 Real Estate 230 229 18.9 17.0 Household 64 61 mortgages 60 59 11.1 Other loans to 31 30 individuals 28 28 GBM 34 34 32 33 4.6 4.8 Total portfolio 4.2 Spain 3.4 3.4 3.1 3.3 Other portfolio SMEs 84 84 83 84 2.4 Household mortgages 2.5 2.4 2,4 2.2 Real estate 31 -12%- 27 -4% 26 -3%- 25 - Dec’09 Dec’10 Mar’11 Jun’11 Dec’09 Dec’10 Mar’11 Jun’11 (1) NPL ratio calculated over consolidated balances, excluding intragroup

Spain: Mortgages Low risk portfolio with very limited expectations of additional worsening Spain’s mortgages. Concentration in low LTV tranches show high Differential characteristics credit quality >100% All mortgages pay principal since the first Jun ´11 80%-100% day. 50%< Furthermore, early amortisation is a usual practice: the average life of the loan on contract Average is 23/24 years, while the actual term decreases LTV: to 13/14 years on average. 50%-80% 51.4% A very high percentage of mortgage loans are to finance first residence. Given that the borrower has home ownership, the expected loss is very low. Strict admission policies All borrower assets are subject to recourse, Jun ´11 not just the property. >40% Most mortgages are at variable rate with Average fixed spread over Euribor. Afford. rate: 28.8% EUR Mn Assets % NPL PD/EL 30%-40% 30%< 59,292 2.4% 2.75% / 0.57% — 19 22

Spain: SMEs Firms impacted by the macro environment but already adjusted after three years of recession Good credit quality with adequate rating distribution: appropriate to the current economic environment Food, Beverages and Tobacco Others w. exposition < 2% 5% Retail EUR billion 17% 14% Assets % NPL PD/EL Transports & 84,207 4.1% 2.47%/ 1.1% Communications 9% 7% Construction 4% 6% Civil Works Insurances 6% Hotels & food 8% services 4% Prod. & Distrib. & Educational, health 4% 5% Utilities 11% &social work Social services Manufacturing Administrative Services Large number of customers with no significant concentration: 251,803 customers with an average exposure of 0.33 MM Diversified exposure across all industry segments: Assets distributed in more than 21 sectors. Maximum in retail (14%)

Spain: Real Estate Very limited risk as a percentage of total group loans and subject to an intensive reduction process Real Estate Loans Coverage. June 2011 Loans EUR million Risk Coverage EUR billion Amount Amount % 40 -19% NPLs 5,399 1,659 31 30 -25% 31 Substandard 4,013 467 12 20 25 19 Generic 333 10 0 Total 9,412 2,459 26 Dec-09 Dec-10 Mar-11 Jun-11 2011e 2012e 2013e Weight evolution Dec’09 Jun’11 100% of substandard and 50% Spain 13% 11% of NPLs are performing Total Group 4.4% 3.4%

SPAIN: REAL ESTATE (to year-end 2013) EUR Mn NPL 5,399 Substandard 4,013 Additional Additional Loss to year-Loss to year- end 2013 end 2013 1,570 593 Normal 15,935 4,325 5,007 5,895 Reserves + provisions Expected Losses Stress Expected Losses Stress expected (30 months) Scenario 1 Scenario 2 (PD* 19%, LGD 31%) (PD* 25%, LGD 35%) (PD* 27%, LGD 40%) CURRENT STRESS-TEST Additional losses well under last provisions in Spain (EUR 2,536 Mn) Scenario 1 2012GDP: -1% 2013GDP:0,8% / 2011additional housing price: -10% 2012 additional housing price: -2%; Scenario 2 2012GDP: -1% 2013GDP:0,8% / 2011additional housing price: -15% 2012 additional housing price: -5%; (*) — First year PDs 22 25

Active management in the early stages of the downturn. Prudent and anticipated coverage policy Balances Breakdown. June 2011 EUR billion EUR million Gross Net Amount Coverage Provisions Amount 8.3 7.5 6.5 Finished buildings 3,314 25% 820 2,493 Gross 2.7 2.3 Buildings under constr. 700 25% 172 528 2.0 Coverage Developed land 2,979 38% 1,118 1,861 5.2 5.6 Building land 992 42% 412 580 Net 4.5 Other land 350 42% 147 203 2009 2010 June 2011 Total 8,335 32% 2,669 5,665 Assuming an additional decrease between 10-15%** of current prices, additional losses estimated: Reserves cover average losses in 566 850 EUR million actual recent sales (*) Includes acquisitions to developers and foreclosed from mortgage customers (**) Source: Morgan Stanley & Fitch April 2011 — 23 26

Brazil: Balanced mix, % Retail[3] Other loans to GBM individuals 67% 65% Consumer % lending 61% SME Santander Financiamentos[1] Santander Peer 1 Peer 2 Total = BRL 175,439 mn (EUR 77,624 mn)2 (1) Specialized unit for consumer lending (auto loans) (2) Exchange rate as of 30.06.11 (3) Individuals and companies with sales less than BRL 250 million (Santander and Peer 2) or than 150 million (Peer 1) over total portfolio (including sureties and guarantees) 24

Brazil: ... andprudent nd steadygrowth a Prudentgrowth... ... withslightupturn of ... butwithincomfortable deliquencyrates... parameters % Credit Assets Growth Delinquency (Over 90, Santander) Spread cost of credit (Santander) Dec 2010 / Dec 2009 20.6 7.0% 6.8% 6.8% 15.7 15.4 7.1% 6.9% 6.53% 6.3% 6.1% 6.4% 6.18% 6.4% 6.6% 5.38% 4.69% 5.87% 4.15% 4.30% 5.01% 3.85% 4.01% Santander Nominal Financial GDP System Source: IMF, Banco Central do Brasil Growth in line with Inflation control policies In any case deliquency Brazilian economy, impacted greater on rates continue at maintaining prudent individuals, and moderate levels and are approach on credit consequently on banks backed by ample with retail profiles spreads — Pure Compliance XMark Template 25 28

Portugal: Sovereign Crisis Complex macro environment in 2011 and 2012 Moderate impact due to the quality of the portfolio (mostly mortgages to medium-high income individuals) Low weight within the Group. 4% of the Group total loans Real Estate GBM 4.0% Credit portfolio: 29,266 EUR mn 1.5% Sovereign debt: 1,600 EUR mn SME Mortgages 30.7% 56.4% Credit Cards 2.8% Mortgages Consumer NPL Ratio Lending First residence: 92% 4.6% 2.40% 3.25% 2.13% 93% Second residence 1.53% and others: 8% Jun-08 Jun-09 Jun-10 Jun-11 NPL ratio: 2.65% CoverageratioJun’11=61.52% Average LTV: 55.5% Pure Style — 26 29

Index 1 Group Risk Profile 2 Credit risk Credit quality ratios 3 Market risk 4 Projections 2011 / 2013 - 27 30

Group ratio shows diversification effect that softens the crisis impact Group 4 3.78% 3.55 3.61 3.42 3.34 3.37 3.5 3.24 3.03 2.82 3 2.49 2.5 2.04 2 1.5 1 0.5 0 Dec 08 Mar 09 Jun 09 Sep 09 Dec 09 Mar 10 Jun 10 Sep 10 Dec 10 Mar 11 Jun 11 — 28 31

NPL ratios Banco Santander compares well to peers in our core markets Spain UK Source: Bank of Spain 6.69 Source: Council Mortgage Lenders 2.38 5.81 2.11 2.07 5.08 1.88 3.37 4.81 1.10 4.24 1.37 1.29 1.36 3.41 0.92 0.69 0.93 1.95 0.64 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Brazil Latam ex-Brazil Source: Banco Central do Brasil; Tasa >90 Private banks Source: Central Banks 4.50 5.9 Santander 3.50 3.40 System 5.4 3.00 4.4 3.8 4.0 4.3 2.20 3.5 4.3 3.9 2.70 3.4 2.60 2.60 3.2 3.4 2.00 2.9 3.2 3.2 1.60 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Dec’07 Dec’08 Dec’09 Dec’10 Jun’11 Local criteria data on a homogeneous basis according to the sector source Pure Style — 29 32

Cost of credit remains stable 1.57% 1.56% 1.49% 1.15% Dec-08 Dec-09 Dec-10 Jun-11 — Pure Compliance XMark Template 30 33

Cost of Credit (Specific provisions) Spain UK 1.56% 1.45% 1.21% 0.45% 0.43% 0.36% 0.25% 0.77% Dec-08 Dec-09 Dec-10 Jun-11 Dec-08 Dec-09 Dec-10 Jun-11 Brazil Latam ex-Brazil 5.88% 3.21% 2.88% 4.93% 4.99% 4.30% 2.03% 1.51% Dec-08 Dec-09 Dec-10 Jun-11 Dec-08 Dec-09 Dec-10 Jun-11 Notes: Latam ex-Brazil: includes Argentina, Chile, Colombia, Mexico, Puerto Rico and Uruguay

1 Group Risk Profile 2 Credit risk 3 Market risk 4 Projections 2011 / 2013

Low complexity activity EUR billion Cash 90.0 Trading activity Trading 95.8 Interbank Deposits Other Fair value 31.0 Brazil Mexico 18% Available 90.5 18% 15% for sale Corp. Act. Equity 5% 9% Other: 1% Other 1% UK Cont. Europe Loans 764.6 42% 19% Debt Securities 72% Other fair value 37%: deposits at credit institutions due to Repo activity in GBM Intangible & equipment 44.1 26%: assets from unit-linked insurance plans; risk held by Others 47.5 policyholders — Pure Compliance XMark Template 33 36

Market Risk Appetite Trading Risk Qualitative drivers Quantitative drivers Low complexity Trading limits as a percentage of the budget Focused on Corporate Clients VaR, 99%, 1d Monthly P&L Flow Products 120 450 Low market Risk profile 100 375 Avoiding complex structured products 80 300 60 225 Average Daily VaR ( mill.) 40 150 2007 2008 2009 2010 2011 20 75 29 40 30 29 25 0 0 -20 -75 Ene- Jan-04 Ene- Jan-05 Ene Jan-06 Ene Jan-07 Jan-08Ene- Jan-09Ene- Jan-10Ene- Jan-11Ene-11 Trading supports a client driven business: recurrent revenues The average VaR in June was 28 million Structural Risk Qualitative drivers Quantitative drivers Positions mainly consist of sovereign local NIM sensitivity as a ratio of interest margin of the bonds in AFS portfolios Group, Market Value of Equity sensitivity vs. Equity No held-to-maturity portfolios NIM sensitivity lower than 2% of the Group’s and MVE sensitivity lowerNIM than 1.5% of total equity - Pure Compliance XMark Template 34 37

1 Group Risk Profile 2 Credit risk 3 Market risk 4 Projections 2011 / 2013

Foreseeing stable Cost of Credit in the coming years 1.57% 1.56% 1.41% 1.15% Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 — 36 39

Cost of Credit Forecasts (Specific provisions) Spain UK 1.56% 1.21% 1.27% 0.43% 0.25% 0.45% 0.30% 0.77% Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Brazil Latam ex-Brazil 5.88% 3.21% 2.88% 4.93% 4.98% 4.30% 2.03% 1.45% Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Notes: Latam ex-Brazil: includes Argentina, Chile, Colombia, Mexico, Puerto Rico and Uruguay

Stable forward looking cost of credit Spain Specific provisions vs accounting provisions 13.2 Cost of credit EUR Bn (specific) 4.3 2.90% 2.70% 3.4 2.50% 3.3 3.2 2.30% 2.10% 2.4 1.90% Specific 2.2 1.70% 1.50% Generic 1.30% 1.10% Accounting 0.90% 1.3 2.2 2.4 3.2 2.4 0.70% 1.3 0.50% 2008 2009 2010 2011e 2012e 2013e Cost of credit (specific) — 38 C22883 41

Increase of asset volumes Risk Premium decrease in most portfolios Readjustment of generic provision ...will lead cost of credit to a in the following stable years Cost of credit (specific) 2.90% 13.6 EUR Bn 12.7 2.70% 12.3 2.50% 11.8 11.5 2.30% 2.10% Specific 7.7 1.90% 1.70% Generic 1.50% 1.30% 1.10% Accounting 14.1 6.6 9.5 10.3 10.7 13.2 0.90% 0.70% 0.50% 2008 2009 2010 2011e 2012e 2013e Cost of credit (specific) — 39 42 of 179

Conclusions A focused retail banking strategy outperforming our peers throughout the crisis Independent Risk Management and Control Well diversified portfolio Limited exposure to Spanish Real Estate (3% of total loans portfolio) Limited exposure to sovereign debt Expected normalization of cost of credit and provisions in Spain after 2012 Stable cost of credit, well under control in all markets — 40 43

- 44

Jorge Morán Sovereign — 45

# Disclaimer

Banco Santander, S.A. ("Santander"), Santander Holdings USA, Inc. ("SHUSA") and Sovereign Bank caution that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC"), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander or SHUSA. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.

The information in this presentation is not intended to constitute "research" as that term is defined by applicable regulations. Nothing in this presentation constitutes investment, legal, accounting or tax advice, or a representation that any investment or strategy is suitable or appropriate to your individual circumstances, or otherwise constitutes a personal recommendation to you. Recipients of this presentation should obtain advice based on their own individual circumstances from their own tax, financial, legal and other advisors before making an investment decision, and only make such decisions on the basis of the investor's own objectives, experience and resources.

In making this presentation available, both Santander and SHUSA give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander or SHUSA or in any other securities or investments whatsoever.

No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption there from. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

None of the presentation, or its content, nor any copy of it, may be altered in any way, transmitted to, copied or distributed to any other party, without the prior written permission of Santander and SHUSA.

Note: Nothing in this presentation should be construed as a profit forecast. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding performance. Information, opinions and estimates contained in this presentation reflect a judgment at its original date of publication by Santander and SHUSA and are subject to change without notice. Santander and SHUSA has no obligation to update, modify or amend this presentation or to otherwise notify a recipient thereof in the event that any information, opinion or estimate set forth herein, changes or subsequently becomes inaccurate. This presentation is provided for informational purposes only.

Note: For the purposes of this presentation Sovereign Unit includes SHUSA excluding Santander Consumer USA and including GBM results for customers in Sovereign Bank footprint and MIS allocations. Financial information for Sovereign Unit contained in this presentation has been prepared according to Spanish accounting criteria and regulation in a manner applicable to all subsidiaries of the Santander Group and as a result it may differ from the data/information disclosed locally by Sovereign Bank. The results information for Sovereign Bank contained in this presentation have been prepared according to US GAAP accounting .TFR financials have been allocated in Call Report format to make them comparable to the peer group.

**IRS Circular 230 Disclosure: Santander, SHUSA , Sovereign Bank and their respective employees are not in the business of providing, and do not provide, tax or legal advice to any taxpayer outside Santander or SHUSA. Any statements in this Communication to tax matters were not intended or written to be used, and cannot be used or relied upon, by any taxpayer for the purpose of avoiding tax penalties. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.**

INVESTOR DAY

2

Santander

Agenda 1 Sovereign Overview 2 Turnaround Phase I: Stabilization 3 Turnaround Phase II: Building the franchise platform 4 Conclusion - 3 47

Agenda 1 Sovereign Overview 2 Turnaround Phase I: Stabilization 3 Turnaround Phase II: Building the franchise platform 4 Conclusion - 4 48

Sovereign footprint The US Northeast provides the right environment for growth Sovereign footprint states GDP of economies with Santander presence $Tn 3.0 17% higher income per capita than US average Unemployment rate of 7.7% below national average Headquarters of 132 companies Germany UK Spain Portugal from Fortune 500 US Brazil Mexico Northeast Note: Nominal GDP data for 2010; Unemployment rate for July 2011; Sovereign footprint states include Connecticut, Maryland, Pure Style — Massach s tts, New Hampshire, New J rs y, New York, Pennsylvania and Rhode Island; Source: World 49 Bank, Fortune 500, US Bureau of Economic Analysis, US Bureau of Labor Statistics

Sovereign highlights Sovereign has built a strong presence in the region as a Thrift Branch network map Sovereign Bank features Thrift charter (similar to building society mainly focused on deposits and mortgages) $76 Bn in Assets 1.5 million individual households 225,000 small and medium business customers Emerging corporate client base 723 branches 7,855 employees Source:SNL, Moody s Pure Style — 6 50

Agenda 1 Sovereign Overview 2 Turnaround Phase I: Stabilization 3 Turnaround Phase II: Building the franchise platform 4 Conclusion

Turnaround Phase I Since Santander’s acquisition,theturnaround has been structured in two phases Phase I 2009-2011 Phase II Build a strong balance sheet with Objective delivery of committed profits Economic cycle downturn Environment Regulatory uncertainty Improve asset quality Strategy Increase efficiency Import Santander best Management practices & skills Stabilization - 8 52

Asset quality & Capital Strengthened balance sheet NPL / Total Loans (%, US GAAP) Tier 1 Capital (%, 2Q2011, US GAAP) 14.1% 5.3% Sovereign Bank 11.7% 4.0% Peer group 3.6% 1H2009 2H2009 1H2010 2H2010 1H2011 Peer Sovereign group Bank Debt and deposit ratings upgraded in April 2011[1] Note: Peer Group includes BBT, FITH, HBAN, KEY, MTB, PNC, RBS Citizens, RF, STI, TD Bank, USB, Valley National, and Webster Bank; Numbers reported und — Pure Compliance XMark Template US GAAP accou ti g; Pe rs data from Cal Report and Sovereign Bank TFR financials allocated to make them comparable; Tier 53 1 Risk Based Capital for SovereignBank;1. Moody s upgradedSovereignBank slongandshorttermratingsfromA3 toA2 andP -2 to P-1 respectively; Source:SNL, Moody s

Loans & Deposits Solid loan portfolio and deposit base Total loans ($Bn) Total deposits ($Bn) 55.6 49.0 50.8 47.6 -66% Run-off Wholesale -41% deposits Core Customer +2% portfolio +1% deposits 1Q2009 2Q2011 1Q2009 2Q2011

Efficiency Implemented cost measures to improve efficiency Cost / Assets[1] (%) 1Q2009 2Q2011 3.1% 2.8% 2.9% 1.9% Sovereign Peer Sovereign Peer Bank group Bank group 1. Ratio calculated as annualized non-interest expense divided by end of period total assets; Note: Peer Group includes BBT, FITH, KEY, MTB, PNC, RBS — Citiz ns, RF, STI, TD Ba k, USB, Valley Nation , nd Webster Bank, excluding HBAN due to abnormal expenses on1Q 009; Numbers 55 reported underUS GAAPaccounting;PeersdatafromCallReportandSovereignBank sTFRfinancialsal ocatedtomakethemcomparable; Source: SNL

# Turnaround Phase I delivery

**On track to successfully complete the first turnaround phase…**

**Results achieved**

| | |
|---|---|
| Asset Quality & Capital | • Improved asset quality<br>• Strengthened balance sheet |
| Loans & Deposits | • Reduced run-off portfolio<br>• Focused on customer deposits |
| Efficiency | • Brought cost-to-assets ratio below peers' average |

**…and deliver the committed profits**

INVESTOR DAY

12

Santander

Agenda 1 Sovereign Overview 2 Turnaround Phase I: Stabilization 3 Turnaround Phase II: Building the franchise platform 4 Conclusion

# US Current situation

**Challenging environment for the banking industry…**

## Macro Environment

- Lower **GDP** expectations
- Poor **job creation**
- **Market volatility**
- Historically low **interest rates**
- **Home prices** still in bottoming process

## Banking industry

- **Consumer** deleveraging
- Gradual **Corporate** recovery
- **Deposit** volume increasing
- Improving **asset quality**
- Higher **regulatory** costs

**…already considered in our Phase II base working scenario**

INVESTOR DAY

14

Santander

Turnaround Phase II Building a strong retail and commercial bank in the US Northeast Phase I Phase II 2012-2014 Grow profits while building Objective the franchise Slow economic recovery Environment Clearer and more demanding regulatory framework Develop the platforms to Strategy achieve a full-fledged retail and commercial bank Management Enhance local expertise Building the franchise platform - 15 59

Franchise platform Working on three key elements to build the franchise Retail and commercial franchise IT Products Segments From ...to From ...to a full From ...to multiple Santander product fledged consumer retail and systems... platform monoliner... bank focus... corporate Disciplined sales force From a Thrift to a National Bank Charter

Fully implement Santander Core IT platform by 2013 Current IT structure New IT platform Multiple third party systems Proven Santander and vendors proprietary platform Skilled and experienced implementation team Team System Product Customer Member Mortgage Mortgage Credit Home Card Equity Home Equity Cash CD Mgmt CD Insurance - 17 61 of 179

Products From a monoliner to a full-fledged retail and commercial bank to improve product offering and increase customer penetration Before Going forward Product monoliner Full-fledged Bank Mortgages ... Mortgages HE Wealth Mgmt. HE CRE Investment CRE C&I C&I Insurance Cash Mgmt. Cash Mgmt Credit Cards - 18 62

Products: performance comparison Sovereign Bank has a significant upside in terms of NIM and Fees due to the Sovereign product offering gap with peers Cost / Assets (US GAAP) Net Interest Margin (US GAAP) Fees & OI / Assets (US GAAP) 1.9% Peer 1 Peer 1 Peer 1 Peer 2 Peer 2 Peer 2 Peer 3 Peer 3 Peer 3 Peer 4 Peer 4 Peer 4 Peer 5 Peer 5 Peer 5 Peer 6 Peer 6 Peer 6 Peer 7 Peer 7 Peer 7 Peer 8 Peer 8 Peer 8 Peer 9 Peer 9 Peer 9 Peer 10 Peer 10 Peer 10 Peer 11 Peer 11 Peer 11 0.8% Peer 12 Peer 12 2.9% Peer 12 Peer 13 Peer 13 Peer 13 Note: Peer Group includes BBT, FITH, HBAN, KEY, MTB, PNC, RBS Citizens, RF, STI, TD Bank, USB, Valley National, and Webster

Products: new offering Develop new products and services to offset our gap with peers TotalCreditCardactive accounts(# 000) Launch credit card business 242 Credit Household penetration: cards Acquired FIA[1] card 24% industry avg. portfolio 0 vs. 16% Sovereign 2013E 2010 2011E 2012E 2013E Financial consultants (#) Launch investment 210 platform 155 Investment services Improve investment sales force 2010 2011E 2012E 2013E Others on Cash Management Insurance Trade Finance first stage 1. Credit card portfolio of existing Sovereign Bank customers with 113 thousand active accounts So — rce: Firs Annapol s Consu ti g 20 64

Segments From a Thrift to a National Bank Charter increasing our presence in mid-size companies and larger corporations Before Going forward Consumer focus Retail and corporate segments Retail Retail Corporate - 21 65

Segments: Retail Upgrading the leadership of the retail sales force Head of Retail Network New leadership[1] Market Market Market [...] Executive Executive Executive 60% market [...] executives District District District District District District 28% district District District District District District District executives Professionals incorporated with proven expertise Existing sales force[1] 1. New positions in the last 12 months — 22 66

Segments: Retail Implementation of a disciplined sales force is showing early results +130 Net Consumer 7.1 -10.3 DDA[1] growth (‘000#) 3Q2010 4Q2010 1Q2011 2Q2011 2011E 2012E 2013E 4.5 Solutions 3.4 sold per FTE 2.4 per day (#) 3Q2010 4Q2010 1Q2011 2Q2011 2011E 2012E 2013E 1. Demand Deposit Account — 23 67

Segments: Corporate Grow by leveraging Santander’s global capabilities and proven expertise Inbound Existing international clients in US 226 wholesale clients Outbound US clients operating abroad in Santander s footprint 138 wholesale clients ~1,000 large and mid corporates Developing Santander International Desk for Corporations - 24 68

Agenda 1 Sovereign Overview 2 Turnaround Phase I: Stabilization 3 Turnaround Phase II: Building the franchise platform 4 Conclusion

Conclusion Considered in our base working Challenging scenario environment Historically low interest rates Sluggish GDP growth Right Located in the US Northeast place Building the Making significant investments in franchise building platforms platform In this context, Sovereign will continue to contribute to Santander growth strategy

- 71

Gerry Byrne Bank Zachodni WBK

Disclaimer Bank Zachodni WBK, S.A. (“BZ and Banco Santander, WBK”) S.A. (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that BZ WBK and Santander have indicated in its past and future filings and reports, including in Santander’s those with the Securities and Exchange Commission of the case affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither BZ WBK nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by BZ WBK and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, BZ WBK and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in BZ WBK, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 3 74

1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - Pure Compliance XMark Template 4 75

Bank Zachodni WBK — Introduction 3rd largest bank in Poland 630 1,040 ATMs branches nationwide including 5 Corporate Banking Centres* 100 agencies 12 Business Banking Centres** Balance Sheet Profit & Loss 30th June 2011 1st January to 30th June 2011 Assets EUR 13,941 m Revenues EUR 479 m Loans EUR 8,703 m Costs EUR 229 m Deposits EUR 10,227 m PBT EUR 207 m ROE 19.5% * 3 Corporate Banking Centres and 2 CBC representative offices. ** — 6 Busin s Banking Ce tres d 6 BBC repres ntativ offices 5 76

Sustainable growth in profitability Strong NII Increasing capital ratios Strong liquidity and funding position

Profits Growth of net profit year after year 342 RoE 17.7% 305 293 246 RoE 19.5% 216 223 207 PBT 161 PAT 2008 2009 2010 1H 2011

Sharp recovery in NIM brought about by promptly reflecting liquidity/capital costs in credit pricing and by improving deposit margins BZ WBK NIM Sector Average NIM 4.27% 4.27% 3.81% 3.82% 3.85% 3.08% 3.15% 3.00% 3.02% 3.00% 2.70% 2.50% 4Q2008 2Q2009 4Q2009 2Q2010 4Q2010 2Q2011

Total capital ratio Ongoing focus on internal capital generation % Total capital ratio 15.80 15.76 12.07 10.74 2008 2009 2010 1H 2011 60% Dividend Payout from 2010 Profits - Pure Compliance XMark Template 9 80

Loans and deposits Appreciable rebalancing of Loan Portfolio achieved m 6,290 6,076 5,721 Retail loan growth Non retail Reduction in Property 2,869 exposure3,016 2,667 Retail Above market growth in all segments 2009 2010 1H 2011 Customer deposits optimally managed to meet P&L and funding targets m 6,425 6,329 6,392 Reduction in low margin non-retail 4,199 deposits 3,915 3,835 Non retail 85% L/D Ratio Retail Growth at market level 2009 2010 1H 2011 — Pure Compliance XMark Template 10 81

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 11 82

GDP growth (%YoY) Public debt / GDP (%) Current account balance (% GDP) CPI inflation (%YoY) Loans / GDP (%) 5.1 56.5 3.8 3.8 55.9 56.4 3.5 3.4 55.0 3.0 4.2 2.6 1.6 4.0 51.9 2.8 2.5 50.3 55.5 55.3 55.2 53.6 50.9 47.1 -4.0 -4.5 -4.8 -5.1 -5.2 2008 2009 2010 2011 2012 2013 -6.6 2008 2009 2010 2011 2012 2013 Macro situation / Financial System Economic indicators positive, expected slowdown in 2012 to ca. 3% driven by global environment, with inflation under control and flat official rates in following quarters Comfortable levels of solvency and liquidity / Stable asset quality situation High double digit ROE Source: IMF, NBP — 12 83 of 179

Polish market stress tests results BZWBK 13.8% Tier I ratio Minimum level 5% Bank 1 BZ WBK Bank 3 Bank 4 Bank 5 Bank 6 Bank 7 Polish Financial Supervision Authority (KNF) tests: Polish Banks Tier 1 in tests of extreme conditions (shock scenario as at the end of 2012). Average capital ratio for Polish banking sector at 13.9% at end June 2011

FINANCIAL SECTOR (1) ROE (%) 1st position C/I (%) 2nd position 1H 2010 1H2010 1H 2011 1H 2011 19.5 18.6 62.7 59.3 60.2 17.1 55.9 16.5 16.1 50.4 15.0 47.9 49.1 40.6 11.5 11.2 Net Interest Margin (%) 2nd position PAT 3rd position 463 4.5 1H2010 1H 2011 4.3 343 1H2010 1H 2011 4.1 3.7 2.7 2.8 2.5 2.5 162 137 113 84 56 55 Source: Bank interim reports

BZWBK and peer group FINANCIAL SECTOR (2) L/D Ratio (%) 129 1H2010 1H 2011 106 105 98 85 84 77 69 Solvency Ratio (%) 18.38 17.82 1H 2011 1H 2010 16.08 15.76 13.81 12.70 12.58 12.61

BZWBK and peer group FINANCIAL SECTOR (3) NPL Ratio (%) Coverage Ratio (%) BZ WBK 9.0 55.0 8.5 50.2 Peer Average 6.8 6.9 44.1 6.3 39.0 5.5 4.4 2.9 NPL % below peer average NPLs have peaked with book adequately provisioned Local tax reasons make NPL reduction challenging

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 17 88

Strategy 2011- 2013 Bank Zachodni WBK intends to strengthen its market position as a universal institution, offering a full range of financial services in the retail, business and investment banking sectors. 1 Profitability The Group’s 2 Revenue diversification 8% share in the banking market 3 Efficiency Top 3 position in PBT, cost/income, Adequate level of capital 4 solvency ratio and and liquidity customer service. 5 Customer satisfaction STABILITY AND GROWTH OF RECURRENT REVENUES

Actions Increase product penetration Retail Leverage Santander Global Skills 1 Gain market share in chosen sectors & SME Extend Business Banking regional coverage 2 Leverage Santander international network Corporate Extend the product range — 19 90

Actions Leverage Santander Best practices 3 Efficiency Reduce Cost/Income ratio Capital and Loan/Deposit and Total Capital Ratios at surplus levels 4 Liquidity Attractive Dividend Policy Customer Maintain podium position 5 Service Continue to build service standards — Pure Compliance XMark Template 20 91

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013

Outlook 2013 1 Revenue Diversification Low double digit Revenue growth Significant Revenue streams from both Net Interest Income and Other Income 2 Efficiency Cost / Income ratio in the range of 41% to 43% Mid single digit cost growth 3 Asset Quality 4 Profitability Below market level Cost of Risk Ca. 20% Annual Profit Growth 5 Adequate capital + liquidity Maintain Strong Capital and Loan/Deposit Ratios

Summary conclusions BZ WBK is well positioned and has all the necessary ingredients to deliver strong growth: High growth economy Investment in distribution over the past 5 years Comfortable liquidity and capital position Strong management team ...And ability to take advantage group. BZ WBK aims to deliver PAT of Euro 480 m in 2013(*) (*) Considering 100% BZ WBK Asset Management — 23 94

- 24 95

Nuno Amado Portugal — 96

Disclaimer Banco Santander Totta, S.A. (“Santander Totta”) and Banco Santander, S.A. (“Santander”) both caution that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that Santander Totta and Santander have indicated in its past and future filings and reports, including in Santander’s those with the Securities and Exchange Commission ofcase adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Neither Santander Totta nor Santander undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Totta and Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander Totta and Santander give no advice and make no recommendation to buy, sell or otherwise deal in shares in Santander Totta, Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 3 98

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 4 99

We are a Retail Bank... Who we are Acquisition in year 2000 Attributable profit 2% H1’11 131 million Group’sAP Third Private Bank (2) Loans 29.2 Bn Strong Retail Network Solid Balance 730 branches Core Capital around 10% 1,701 ATM MKT Share Yearly average maturity 1.0 Bn 6,108 employees 10%(3) of wholesale funding 1.3 million active clients (1) Recurring attributable profit Core (2) Domestic Activity (3) Credit market share Consolidated criteria, June 2011 data - 5 100

...with efficient revenue (Net Interest Inc. + Cost / Income Fees / Expenses Fees) / Credit 69.9 49.9 66.1 63.3 3.5 3.6 3.4 45.4 42.8 2009 2010 Jun11 2009 2010 Jun11 2009 2010 Jun11 Consolidated criteria — 6 101

Peers Data in Local criteria Cost / Income NPL ROE 15.3 60.1 3.3 45.5 1.5 6.3 BST Peers BST Peers BST Peers December 2010 Data; %

Based on a strong balance sheet... RWA optimization since 2008 Balance Credit/Deposits : 139% Dec10 / 131% Jun11 Closing the commercial GAP (*) Capital & Core Capital around 10% Liquidity Stable liquidity plan Default Rate: 2.9% Dec10 / 3.3% Jun11 Credit Risk Coverage Rate: 60% Dec10 / 62% Jun11

RWA ( Bn) Over the last years we have reduced RWA 26.3 24.0 23.4 23.4 22.4 Managed our commercial GAP 2008 2009 Jun10 2010 Jun11 GAP ( Bn) Credit / Deposits (%) 17.1 17.3 210 216 14.9 181 139 131 8.4 7.0 2008 2009 Jun10 2010 Jun11 2008 2009 Jun10 2010 Jun11 Consolidated criteria, June 2011 data;%

With a stable and sustained liquidity plan Debt AmortizationCore Capital BST Debt Amortization Profile ( Bn) No wholesale amortizations until June/12 1.5 Less than 1Bn average wholesale market 1.2 1.3 amortization per year until 2014 ECB liquidity 2.4 Bn drawn of net liquidity (Aug/11) 2012 2013 2014 Covered Senior Retail Bonds Bonds unsecured Portuguese Public Debt We maintain 1.6 Bn in our balance — 10 105

We keep a controlled real estate risk... Mortgages 56% is the average LTV mortgage Average LTV 56% Default rate 2.7% Construction portfolio represents less than 92% first residential propose 4% of loans Construction Credit GBM Individuals 1.1 Bn Loans 1.9 Mortgages 77% residential; 9% building land SME (*) Default rate 13.4% 7.8 Foreclosed Assets 16.3 1.1 Portfolio 203 millon (0.7% of our 2.7 credit balance) Construction Coverage rate 27% Rest (Individuals) Consolidated criteria, June 2011 data (*) August 2011 data — 11 106

...and our credit quality is better than the system NPL Mortgages Data in Local criteria 1.6 1.0 NPL ratio 3.8 BST Peers 3.4 3.0 NPL Consumer and other 8.3 1.8 1.8 5.0 1.4 1.5 1.3 0.8 0.5 BST Peers NPL Corporates 2007 2008 2009 2010 Jun11 5.8 BST System 2.4 BST Peers June 2011 Data; % Pure Style — 12 107

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 13 108 goals, although necessary and achievable... Fiscal Deficit & Public Debt (% GDP) 140.0 12.0 120.0 10.0 100.0 8.0 General 80.0 6.0 60.0 4.0 Government 40.0 20.0 2.0 0.0 0.0 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Fiscal Adjustment Sustainability Public Debt Fiscal Deficit Credit/Deposits Ratio (%) (*) 158% 151% 139% 133% 129% Financial System 120% Deleveraging Solvency 2000 2010 2011 2012 2013 2014 Potential GDP 2.5% 2.2% 2.0% 1.3% 1.2% Structural Reforms -1.8% -2.2% Productivity Exports 2010 2011 2012 2013 2014 2015 2016 Source: International Monetary Fund, World (*) Source: Finance Ministery, July 11, forecasts 2011 — Economic Outlook Database, September 2011; 14 and 2012; 2013-2015: Memorandum of Understanding109

Years 2011 and 2012 will be the most acute in economic terms, recovering the growth path at the beginning of 2013% 13.4 13.4 12.0 12.2 12.4 10.6 8.5 10.1 9.1 5.9 Deficit Forecasts 2. 3.4 4.5 3.5 2.1 2.5 3.0 2.6 1.4 GDP 2. 1.5 2.3 1.3 -0.9 1.2 1.5 0 Inflation 1. -2.2 -1.8 -2.5 Unemployment 12 FY 2008 FY 2009 FY 2010 FY 2011E FY 2012E FY 2013E FY 2014E — Pure Compliance XMark Template Source: International Monetary Fund, World 110 15 Economic Outlook Database, September 2011

and minimum solvency ratios between 2011 and 2014 Data in Local criteria System Credit/Deposits 162% 158% Balance Sheet 120% Deleveraging Credit/Deposits (Local) (*) 2009 2010 ECB Access ECB Limit access 35Bn 7Bn 40Bn Liquidity 35 Bn debt line of Financial Line guaranteed by the state 2009 2010 Core Capital Core Capital ratios 8.0% 8.3% Capital 10% required 9% in 2011 and 10% from 2012 onwards Core Capital Line 12 Bn to recapitalize 2009 2010

These impacts are beginning to reflect in the system’s profitability Data in Local criteria ROE 17.7 10.1 8.8 7.7 4.1 2007 2008 2009 2010 Jun11e System — 17 112

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013 - 18 113

Individuals Private Banking & Premium Productivity (Ready Project) SOLVENCY Corporates Balanced business plan Focus on transactions Credit Risk DELEVERAGING Strong NPL control Focus on recovery _____ .... with rigorous cost management

Individuals Strategy Customer Spreads NPL Resources management Control management 50% of the network: 70% of 50% of the network: its goals are 50% customer its objectives focus on funds, 25% gross income and 25% Credit risk Credit risk “ Ready Project” Private Banking & Premium Increased Productivity: Selective Focus: Important review of the Systematic ~65% of customer funds are follow-up model and business concentrated in this segment, about objectives 6% of customers Revitalization program based on Development of segmented offering in individual performances and rankings terms of distribution / service / product Select Project (affluent)

Corporates Strategy “SELF FUNDED STRATEGY” Balanced Growth Transactional New Customers (Credit - Deposits) (Commissions Base) (Selective Focus) Liquidity: self-finance Factoring/Confirming: Key Element in the objectives/to improve with controlled risk Strategy to Credit/Deposits ratio strengthen the Trade-Finance: focus position on export Selective focus on Credit: repricing and highly selective growth commercial offer to Cash-Management: in customers clients (not only seek Collection and payment a credit relationship) services / tools / with international Resources: to capture / institutional clients business and sustain credit development, growth Commissions: supported by the repricing of products Group’s network and services - Pure Compliance XMark Template 21 116

Credit Risk Impacts NPL rate % Unemployment Credit restriction 0.8 Decrease in GDP 0.5 0.1 5.0 6.0 4.1 2.9 Increased NPL 2010 2011e 2012e 2013e rate Our approach is based on Default Deleveraging efect Close monitoring of the loan portfolio Coverage rate % Default credit management Improved recovery process 60 56 64 69

Expenses The basis of our efficiency is the constant optimization of our processes and strict cost control Process optimization of installed capacity: Closing more than 30 branches in 2011. Optimization process. Optimization of International Network 2013 Cost / Additional staff reductions in 2012 (about 80) Income Optimization of the cost base: 50% Renegotiation of contracts: price Rationalizing consumption: quantity Increased competitive position: reengineering process Reduced discretionary spending: expenses control In 2011, up until August: 28 branches closed and reduced staff by 100 Optimization of cost base Energy Project, Central Services, Communications Project costs After the implementation of Parthenon, the core IT processing platform, is expected to reduce technology investment Consolidated criteria

Data in Local criteria Target Commercial Gap Decreased to — Lower Credit Credit/Deposits 2014 - Increase in Deposits in 2014 — Rise in provisions 120% 7.9 Bn Commercial Gap narrowed between Deposits strategy and the Apr — Aug 2011(*): 2,200 Million natural amortization of our mortgage portfolio are the Individuals 266 drivers of our plan Credit We will maintain profit Corporates 822 generation and solvency Credit in the whole process Deposits 1,005 Provisions 51 (*) Troika Plan is based on Financial Information at — March 2011 to December 2014 24 119

Solvency The deleveraging plan will lead to a reduction in RWA, which will improve our Core Capital above 10% from 2012 (minimum required) Data in Local criteria Estimated impact of deleverage over RWA Core Capital estimated impact of ( Bn) deleverage (%) 22.9 -1.4 21.5 0.8pp Jun11 2014e Exercise with constant credit factors — 25 120

Index 1 Business evolution 2 Business environment 3 Strategy 4 Outlook 2011 / 2013

The reforms shall lead to GDP growth Structural Reforms Over the next 2 years Portugal has GDP and growth contributions 6.0% to prepare the foundations for a 4.0% stable growth as of 2013, based on 2.0% productivity improvements and 2.0% fiscal balances 0.3% 0.0% -2.0% -2.0% International Investment Position and Current Account Balance (% GDP) -4.0% -60 0 -70 -2 -6.0% -80 -4 -90 -6 -8.0% -100 -8 1992- 1997- 2002- 2007- 2011- 2013- 2016 -110 -10 1996 2001 2006 2010 2012 2016 -120 -12 -130 -14 Private Public 2008 2009 2010 2011 2012 2013 2014 2015 2016 Consumption Consumption GDP International Current Account Investments Export Investment (%GDP) Balance (%GDP) Source: International Monetary Fund, World Economic Outlook Database, September 2011; Finance Ministery; Bank of Portugal — 27 122

2013 Revenue Structure Assumptions We will maintain positive returns, Net Interest Inc.+ Fees Ca. 3.5% and will not destroy capital Credit We have a stable and sustainable liquidity over the next years Cost / Income <50% Comply with core capital requirements during the plan In a process that will reduce our commercial GAP by 7.9 Bn by Fees the end of 2014 (Bank of Portugal Expenses Ca. 65% criteria), 28% done. — Consolidated criteria 28 C22883 123

- 29 124

José Antonio Álvarez CFO Santander Group — 125 of 179

Disclaimer Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Index 1 The new environment 2 Balance sheet management 3 Getting ready for a 4 Conclusions

Index 1 The new environment 2 Balance sheet management 3 Getting ready for a 4 Conclusions Pure Style — 3 128

The current banking environment: ROEs to remain under pressure... REGULATION FUNDING COSTS Impact on the real economy Banking in emerging markets is a different story

EUROPEAN BANKS- PRICE / TANGIBLE BOOK Regulatory / market changes mostlyaffect s with... bank 1) _____ ....riskybusinessmodels, 2) ...structuralliquiditycarrytrades, 3) ...low RWAconversion 4) _____ ....capitalmarketsdriven business models. Traditional commercial banking models and diversified banks with emerging market presence... ... will be less affected, — Pure Compliance XMark Template 5 130

1. Balance Sheet discipline Credit & Market Risk Liquidity Our goal: Interest rate to deliver profitable Capital growth, pplying... a 2. P&L discipline: Pricing policies Cost structures ...consistent with our return targets - 6 131 of 179

1 The new environment 2 Balance sheet management 3 Getting ready for a 4 Conclusions - 7 132

Balance Sheet management: Covered in the “Risk 0 Management” CREDIT / MARKET 1 LIQUIDITY 2 INTEREST RATE / FX RISK 3 CAPITAL - 8 133

1 LIQUIDITY Our structural view on liquidity management: 1.1 Subsidiary model (each subsidiary is independent in terms of capitalandliquidity)... ...withdiversifiedfunding sources geographically, currency, nstruments, etc... i 1.2 No liquidity carry trades, long term assets funded by long term liabilities

1.1 Subsidiary model with diversified funding sources Group wide access to wholesale markets on a stand-alone basis; own ratings and programs in each subsidiary M/LT Issuance- 2010 M/LT Issuance- 2011 YTD UK UK 25 Bn 23 Bn SCF EU GER 2 Bn USA 2 Bn USA San San BAN 2,9 Bn 3 Bn 11 Bn 2 Bn 16 Bn BAN 3 Bn POR Mexico Mexico 1 Bn 1 Bn 0,3 Bn Brazil Brazil 0,6 Bn 7 Bn Chile 1,6 Bn Chile 0,5 Bn Market diversification: 1/2 GBP area; 1/4 EUR area; 1/4 USD area — Pure Compliance XMark Template 10 135

1.2 No liquidity carry trade Santander Group (JUN 2011) Key aspects Good structural liquidity position: stable funding larger than permanent assets, giving a structural liquidity surplus of EUR 137 Bn: LOANS DEPOSITS 724 Bn 624 Bn Loans 724 Bn Depos+MLT Funds+Equity 861 Bn 137 Bn = Fin assets - ST Funds Securitisation bonds Low reliance on short term funding sold 44 Bn M/LT Financial assets: trading and AFS; highly liquid WHOLESALE FINANCIAL FUNDING ASSETS 173 Bn 178 Bn EQUITY+OTHER 32 Bn ST FUNDING 29 Bn

The commercial Gap significantly M/LT funding: Maturities well reduced: deleveraging in mature spread over time economies Group Commercial GAP (loans deposits) M/LT Group maturity profile 2008-2011 Bn. 209 -109Bn Bn. 175 Avg. maturity = 4 years 108 100 34 31 32 32 2008 2009 2010 jun-11 Bn. Dec’08 — Jun’11 18 +164 17 Mature Market +52 9 Deleverage Loans Deposits Emerging H2’2011 2012 2013 2014 2015 2016 >2016 Markets +50 +48 Self financing growth Loans Deposits — Pure Compliance XMark Template 12 137

These dynamics have led to an improvement of the liquidity structure Bn Dec’08 — Jun’11 Liquidity structure improvement = reduction This liquidity generation allowed us to in ST funding/increase in Financial assets finance value-adding corporate strategies such as debt buy backs and business purchases 116 124 New MLT issues Debt buy-backs+other 12 106 Plus... MLT Maturities 212 We have over EUR 100 Bn of Deposits assets eligible for discount in 102 increase central banks Loans increase Users Providers - 13 138

Parent company balance sheet: balance sheet funded with depositsandMLT funding(structuralnegativecarrytrade)... Parent company-Balance Sheet Parent Company MLT funding: Jun’11 maturity profile Bn Avg. residual maturity = 4.4 years LOANS DEPOSITS 15 16 16 15 165 Bn 145 Bn 12 Bn 8 USCP/CDs: 6 4bn ECP 8bn 2H’11 2012 2013 2014 2015 >2015 Short term programs NET OTHER Low reliance on short term M/LT 29 Bn FUNDING funding FINANCIAL 76 Bn ASSETS Expected balance sheet 39 Bn ST FUNDING 12 Bn deleveraging covers 2/3 of maturities - Pure Compliance XMark Template 14 139

Banesto & Portugal Banesto-Balance Sheet Portugal-Balance Sheet Jun’11 Jun’11 DEPOSITS DEPOSITS 54 Bn 22 Bn LOANS LOANS 72 30 Bn Bn NET OTHER A&L 2 Bn M/LT M/LT FUNDING FUNDING 8 Bn FINANCIAL 29 Bn ASSETS: 16 Bn FINANCIAL ASSETS: 3 Bn ECB 3 Bn ST FUNDING 3 Bn Assets Liabilities Assets Liabilities Low reliance in short term markets No concentration in wholesale debt maturities in next years: 1.5bn (‘12), Wholesale funding maturities: 1.5 bn 1.2bn (‘13), 1.3bn (‘14) (4Q’11) 5.1 bn (‘12), 5.0 bn (‘13), 4.2 bn (‘14) 2,5bn from ECB Reduction in commercial gap is expected R eduction in commercial gap is expected to cover 2/3 of maturities to cover 100% of maturities — Pure Compliance XMark Template 15 140

Santander Consumer SCF-Balance Sheet SCF’s Deposits Aug’11 EUR bn +46% 34 26 DEPOSITS 22 34 Bn LOANS Dec’09 Dec’10 Aug’11 SECURITISATION 75 Bn 11 Bn M/LT WHOLESALE SCF’s intragroup funding FUNDING 10 Bn EUR bn EQUITY & -53% PROVISIONS 15 13 Bn 9 7 SAN FUNDING 7 Bn Assets Liabilities Dec’09 Dec’10 Aug’11 Increase in customer deposits (Germany and Poland, reinforced by SEB) Active access to wholesale markets through securitisations and structured MLT funding Progressive decrease in intragroup funding according to SAN model: expected to be self-fundedbyDec’12

2 INTEREST RATE / FX RISK Our structural view on interest rate / FX risk management: FX risk: Hedging used to stabilise theGroup’score capital ratio and P&L (hedge excess capital, hedge next year profits) Interest rate risk: In markets with floating rate lending portfolios, ALM mitigates customer-related interest rate risk (e.g., hedging low-cost deposits) — Pure Compliance XMark Template 17 142

ALM portfolios used to reduce structural interest rate risk IR sensitivity Currency (+100 bp parallel shift) EUR Euro area EUR +140 Low risk Santander Positive impact over GBP +180 the medium term, as UK rates normalise Sovereign USD +54 Brazil BRL -118 Low risk Chile CLP -13 Brazil positioned to benefit from lower Mexico MXP +41 rates

AFS portfolios- low risk portfolio; used to manage structuralinterestrate sk... ri (No held-to-maturity securities) Total AFS portfolio (31/08): EUR 87 Bn EUR Bn Exposure Sovereign debt 58.9 Other / Insurance EURO ZONE 26.6 Spanish 7 Public Debt OF WHICH-SPAIN 24.2 US ALM portfolio 24 ALM portfolio 18.4 10 Insurance companies 2.7 T-bills 3.1 Fixed income Brazil 5 OF WHICH-REST 2.4 Mutual funds 2 1.4 2 Portugal 4 Rest of Italy 0.3 Equity stakes Euro Zone Greece 0.2 Public Debt Rest 0.5 32 REST OF THE WORLD 32.3 Poland 2.9 Public debt — Brazil 19.3 rest of the World Mexico 2.9 Chile 3.7 Mark-to-market on available for sale USA 2.0 Uruguay 0.3 securities: EUR -1.2 Bn (Aug’11) Colombia 0.4 Rest 0.8 - 19 144

3 CAPITAL MANAGEMENT The industry is adapting to the new environment (adjusting their business models to capital limits) Businesses like ours are less impacted: Balance sheet focused on customer-related business (vs pure financial business) High RWA conversion (one of the highest in the sector) conservative risk/capital models Ring-fenced subsidiaries Low risk Focused on retail and commercial banking — 20 145

Our capital target: 9-10% CT1 7% 9.2% 9-10% 2.5% “ Conservation buffer” 4.5% Minimum Minimum June 2011 Medium term (BIS II) target (BIS III) We think that a 9-10% core Tier 1 is more than adequate for our balance sheet: low risk profile; high diversification

Our capital target: 9-10% CT1 ca. ca. ca. ca. 9.2% 150 bp -40 bp -80 bp 9.5% CT1 H1 2011 Internal capital RBS BIS III impact CT1 2013 (BIS II) generation H1 integration (BIS III) 2011-2013

Index 1 The new environment 2 Balance sheet management 3 Getting ready for a 4 Conclusions Pure Style — 23 148

In mature markets, we are In emerging markets, we adapting our: focus on: Pricing policies and... Risk discipline Cost structures ... Cost discipline ... tothe new environment: Regulation (capital / liquidity rules) Market conditions (cost of liquidity) ...todeliverprofitable Cost of credit Growth perspectives We are not just focused on size / market ... but on achieving an attractive ROE

Pricing policies Cost structures The Santander (Spain) example: Ongoing process Interest rates - new production Mortgages Sector Santander In Mature Markets, we are 4.68 3.03 reviewing our cost structures in 3.43 all businesses against ROE 2.53 dec-08 dec-09 dec-10 jun-11 benchmarks Business ..5.13 Business that do not create banking loans 3.69 value in the new environment 4.57 can be restructured 3.35 dec-08 dec-09 dec-10 jun-11 In Emerging Markets, we Cost of deposits are focused on delivering positive 1.50 1.69 “jaws“inanhighnominalgrowth 1.15 environment 0.90 dec-08 dec-09 dec-10 jun-11

Main trends by unit: very different trends in a dual World Attributable profit- H1 2011 Spain BZ WBK Portugal SAN (Poland) Network+ Poland BZ Banesto, 12% Portugal, 2% WBK, 2% Global Europe, 6% Brazil, 25% Santander Consumer Brazil SCF, 12% UK UK, 17% Latam ex- LatAm Brazil, 19% ex-Brazil Sovereign Sovereign, 5% (USA)

Spain: Portugal: Inflection point period of adjustment Starting point (2011): Starting point (2011-2012): Underlying net profit already Focus on balance sheet strength improving Medium term (2012-2014): Medium term (2013-2014): Net profit to improve in 2012, aiming gradual profit normalization to recover foregone profits by 2014 In a 3-5 year period, the Expected free capital economy will return to a normal generation of our period growth rate. Net profit to 2012-2015: ca. EUR 6-8 Bn recover in 2013-2014 - 27 152

UK: Santander Consumer: Growth to resume after Focus on returns: ROA / ROE absorbing regulatory costs Starting point (2011): Starting point (2011): Strong performance: Provision Absorbing regulatory costs normalization + favourable interest rate environment Medium term (2012-2013): Medium term (2012-2013): Growth to resume Focus on profitability We expect Santander UK’s net Mid-single digit net profit profit to resume its growth path growth over the next 2-3 years in 2013. ROTE >16% 2014 - 28 153

Sovereign: BZ WBK (Poland): Gaining profitable market share Structural growth Starting point (2011): Starting point (2011): On track to reach announced profit Growing in an attractive market target (USD 750m) Medium term (2012-2013): Medium term (2012-2013): Gaining profitable market share in Growth acceleration, leveraging segments in which we are Group strengths underweight Mid- to high- single digit profit EUR 480 m target by 2013 growth

LatAm ex-Brazil: Brazil: taking advantage of its potential an important engine of growth growth Starting point (2011): Starting point (2011): Focused on completing the Strong profit growth integration Medium term (2012-2013): Medium term (2012-2013): Commercial growth to remain strong Good momentum to continue We expect net profit growth of We expect a mid-double digit approx.15% in 2012 net profit growth over the next and 2013 2-3 years - 30 155

Our profitability is currently Over the M-T, we expect our depressed: profitability to normalise: Low interest rates Higher interest rates (ca. 200-300 High provisions bp above current levels) High cost of funding Normalised economic growth Regulation (ca. 2% in mature markets; 3-4% Despite that, we are being able in emerging markets), leading to to sustain attractive ROE levels: lower provisions (mainly in Spain) ca. 10% in 2011 and 2012 Key Still below financial ROTE 16-18%*; “fully targets normalised” ROE 12-14%*; levels The profit normalisation expected to start in H2’2012-2013 - * With 9-10% CT1 31 156

Index 1 The new environment 2 Balance sheet management 3 Getting ready for a 4 Conclusions Pure Style — 32 157

Key messages We are running a low risk, solid balance sheet Credit / market risk Interest rate risk FX risk High capital ratios for our risk profile OurP&L iscyclicallydepressedinthecurrentenvironment... though still we have a ROE above 10% Extremely low interest rates Cyclically high provisions (e.g., Spain) Liquidity costs(wholesale+commercial)... including“liquiditybuffers” Over the medium term (starting in H2 2012-2013), we would expect our profitability to progressively normalize. ROE target: EUR 12-14% ... ....withadditionalupsideoncefull normalisation is completed - Pure Compliance XMark Template 33 158

Press release
INVESTOR DAY
Emilio Botín: “We expect to be able to increase shareholder remuneration from 2013 onwards”
•	“Santander will obtain ROE of 12-14% and ROTE of 16-18% in 2014. We will deliver fully diluted earnings per share (EPS) annual growth of around 10% from 2011 to 2014.”

•
“Spain can be the biggest positive surprise for investors in the coming years. We expect 2012 to be similar to 2011. From 2013 onwards we expect a gradual normalization of provisions, non-performing loans and funding costs.”

•	We will continue to deliver strong growth in earnings in emerging markets and we will gain market share in the U.S., the U.K. and Germany.”

•	“Our organic capital generation will enable our core capital to get closer to a 10% ratio in 2013, without any capital increase”.

•
The current share price of Banco Santander does not reflect our value. Achieving our estimates should lead to a significant revaluation of our share price. Santander’s dividend yield stands at 10%. Santander is a “high-yield, low-risk investment opportunity”

•
“Banco Santander will maintain its strategy and business model, as we believe they fit very well with the new regulation and already incorporate the key pillars for a competitive global bank in the future”.

London, September 30th 2011 — Banco Santander Chairman Emilio Botín said Banco Santander’s business model “has proved to be the right one to overcome the last four years of financial crisis and regulatory changes.” During his speech at the closing of the two-day meeting with analysts and investors that the bank held in London this week, Botín pointed out that since 2008 the bank has registered average annual net profits of EUR 8 billion (or total net profit of EUR 32 billion), has distributed dividends of EUR 19 billion to shareholders. Moreover, according to recent results of the EBA stress test, in an adverse scenario Santander would be the most profitable European bank, with the highest dividend and highest retained earnings.
“Banco Santander ´s earnings today are clearly below its potential”, Botín said. He added that 2012 will be a similar year to the current one. From 2013 onwards, the macroeconomic and financial environment should gradually improve. “Assuming the same perimeter, I expect Banco Santander to achieve a Return on Equity (ROE) of 12% to 14% and a Return on Tangible Equity (ROTE) of 16% to 18% in 2014. This should lead to a significant revaluation of our share price,” Botín said.

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Botin is convinced that “Santander is a “high-yield, low-risk investment opportunity,” mentioning three reasons that justify this view: “Banco Santander is stronger today than before the crisis; has a unique strategic position among global banks; and a clear strategy to create value for shareholders in coming years.”
Strength
Botín said: “Over the last four years of economic crisis, Banco Santander has achieved three targets that I consider to be as important as the last 20 years of successful growth:
•	Our profits have remained stable and we have maintained our remuneration per share.

•
We have significantly strengthened our capital and liquidity. Our core capital ratio has increased from 6.2% in 2007 to 9.2% today. In addition, we have maintained a very conservative provisioning policy with more than EUR 30 billion provisions in the last three years. Our loan-to-deposit ratio has fallen from 159 per cent to 116 per cent.

•
Banco Santander has been able to grow during the crisis on three fronts: Through strategic acquisitions; an organic increase of our market share in Spain, the UK and in Consumer Finance; and a far greater global awareness of the Banco Santander brand;

Unique strategic positioning
Regarding the strategic positioning, he highlighted geographic diversification: “Santander is present in 10 core markets. Five of them are emerging countries (Brazil, Mexico, Chile, Argentina and Poland), contributing 48% of profit, and another five developed economies (Spain, U.K., Portugal, Germany and the U.S.), which contribute 52% of profit. This is unique among global banks. In each of our 10 core markets we target to achieve a market share above 10% and become one of the top three banks in retail and commercial banking.” He added that having critical mass in each of these 10 markets, allows Banco Santander to be efficient and competitive in the local market, consider the potential listing of the subsidiaries when this creates value to the Group and be an active player in the consolidation of the local financial sector.
He also spoke about the “culture of prudent risk management and focus on retail and commercial banking and independent from the business lines. Our risk management model, policies and practices are global, assuring that we have a complete view of the Group’s risks. Santander follows a very disciplined risk policy, building strong provisions and reserves to strengthen our balance sheet. This way we are able to better overcome the business cycles.”
Botín insisted on the strategic and regulatory advantages of having a model of subsidiaries which are autonomous in funding and capital. “All our subsidiaries manage their own liquidity without any assistance from the group. We have access to debt capital markets in 10 different countries globally,” he said. Listing subsidiaries has significant strategic and regulatory advantages. It allows us to have access to capital at group level or at subsidiary; it makes the shares of our subsidiaries an attractive currency for local acquisitions; increases valuation visibility of our business units; guarantees the highest level of transparency and corporate governance, reinforces the Santander brand in the local market and becomes a significant incentive for local management.

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“Santander combines the financial flexibility of subsidiaries with a high degree of integration, creating significant group synergies and, therefore, higher earnings than what the different countries would achieve as stand alone banks.” He highlighted that Santander’s efficiency ratio stood at 43.3% in 2010 “well below the average of our peers, at 59.4%.”
“What makes Santander different are the corporate systems that we roll-out across the Group, allowing us to achieve cost and revenue synergies; to reinforce Santander’s culture with special importance on risk management and better control of our operations globally; and finally, to invest in a more efficient way than our peers. We still have significant potential for the coming years,” he added.
He also talked about the importance of adopting a single global brand strategy, as well as the global cooperation with universities, with specific agreements and cooperation projects in the field of higher education where the bank invested EUR 105 million in 2010.
“As a result, Santander has a higher profitability on capital than its peers. Banco Santander’s Return on Tangible Equity (ROTE) calculated on recurrent earnings is currently 14.5%, well above the levels of most of our peers. High profitability is a key competitive advantage for Banco Santander as it allows us to maintain a dividend payout of around 50 per cent of net profit in good and in bad times and, at the same time, generate organic capital of a minimum of 60 basis points per year. Banco Santander has generated EUR 17 billion of organic capital or more than 300 basis points, during the last four years.”
Strategy to creat value
Botín said: “Mature markets will continue to delever and the world economic recovery will be gradual, led by emerging markets, with increasing visibility in 2013 and 2014. Market volatility will remain and regulatory requirements will continue to increase.
In this environment, many of our competitors have recently announced significant changes in their strategy. Banco Santander will maintain its strategy and business model as we believe they fit very well with the new regulation and already incorporate the key pillars for a competitive global bank in the future.”
The Banco Santander Chairman mentioned the main drivers of value creation in the next three years: organic growth and higher profitability; active portfolio management with a balanced strategy of acquisitions and disposals; and capital strength.
Regarding organic growth and higher profitability in Santander’s ten core markets, Botín pointed out the larger contribution to profit of the businesses in Spain driven by lower provisions and higher margins, especially from 2013 onwards. He added: “We will continue to deliver strong growth in earnings in emerging markets, which account for 48% of our earnings. We will gain market share in developed countries like the U.S., the U.K. and Germany where we are finishing the implementation of our Santander model of technology and costs and our commercial strategy.”
Regarding Spain, Botín said:: “We have hit bottom and we expect 2012 to be similar to 2011. From 2013 onwards we expect a gradual normalization of provisions, non- performing loans and funding costs. I believe that Spain’s contribution to earnings can be the biggest positive surprise for investors in the coming years. We have real estate provisions well above the regulatory requirements. We revise our internal models periodically and increase our provisions if required. In a very conservative scenario, we are expecting to have a similar provision charge in 2012 than in 2011 and a downward trend from 2013 onwards. We have enough scale in Spain with two very competitive Banks: Santander and Banesto. Further consolidation in the sector should allow us to continue gaining market share organically.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

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With regard to the U.K., Botín said: “Given the current market environment and regulatory uncertainty, we do not expect to launch the IPO before 2013. We will launch it when market conditions are there to create value for the Group.” He also commented on regulation: “There is a risk that current banking reform initiatives combined with tight global liquidity could constrain economic growth in the U.K. We need strong banks that can provide credit to customers at all times.” He pointed out that the acquisition of the RBS branches “will provide us with critical mass to compete in the Small and Medium Enterprise and Corporate segments. We are building a full-service clearing bank with a customer-centric model, combining our strength in risk management and innovation. This will allow us to deliver more recurrent revenues over the cycle.”
Regarding Brazil, the Banco Santander chairman said: “We have finalized the integration of two very good banks in Brazil. We expect our business in Brazil to grow driven by the expansion of our distribution footprint and further development of business partnerships.” As to other core markets, he pointed out that Portugal will show profits in 2011 and 2012”; that “we are in the U.S to stay”; and that in Poland “we target a market share of 10 per cent in the medium term.”
He highlighted the importance of an “active portfolio management with a balanced strategy of acquisitions and disposals. Over the last 3 years the value of Banco Santander acquisitions is roughly the same as the value of our disposals. Both around 14 billion euros. Very strict acquisition and disposal criteria are more important than ever given the higher cost of funding and capital. This has been our policy in the past and will continue in the future.”
He also mentioned the importance of capital. We have a core capital ratio above 9% under Basel II. Capital strength is a key management principle for Banco Santander. Our organic capital generation will keep our core capital ratio under Basel III above 9% by 2013 and getting closer to a 10% ratio, without any capital increase.”
Lastly, Botín reviewed the main conclusions of the Investor Day:
1.
“Banco Santander’s business model has proved to be highly robust during the last four years of financial crisis, due to our focus on commercial banking, our geographical diversification and our prudent risk culture.”

2.
“Banco Santander has a unique strategic position to face the new regulatory and competitive environment in global financial services. We combine the financial flexibility of subsidiaries with a well integrated Group with significant synergies. We combine high-growth markets with strong positions in developed countries.”

3.
Banco Santander’s balance sheet is very transparent. Our balance sheet integrity and resilience in the most adverse scenario is a key pillar of our Group. We have shown, over the past two days, our limited sovereign risk position and details of our exposure to real estate in Spain. Neither these two or any other positions could affect in a material way our results.

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4.
“Banco Santander has a clear capital management policy. We do not need to tap our shareholders to maintain our core capital ratio above the minimum regulatory requirement, except for our annual voluntary scrip dividend.”

5.
“In 2014 we expect to achieve a Return on Equity of 12% to 14% and a Return on Tangible Equity of 16% to 18% assuming the same perimeter. These objectives are aligned with a core capital ratio above 9%.and would generate fully diluted EPS annual growth of around 10% from 2011 to 2014. Therefore, we expect to be able to increase the remuneration per share from 2013 onwards.”

6.	“We are not planning any significant acquisition or divestment in coming years. Our geographical diversification gives us the right balance.”
Botin ended his speech with a message of confidence regarding the Santander share. “The current share price of Banco Santander does not reflect our value. Achieving our estimates should lead to a significant revaluation of Banco Santander ´s share price. Together with the current 10% dividend yield, Santander offers a very attractive potential return. Santander is a high yield, low risk investment opportunity, he said.

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The heads of Santander’s units in the U.S., Poland and Portugal also presented in the second session of the Investor Day.
Sovereign Bank (U.S.A)
Sovereign, Santander’s fully-owned subsidiary in the U.S. Northeast, has reported that the initial phase of stabilization in its turnaround, begun when Santander acquired the bank in January 2009, is on track for a successful completion. According to Sovereign CEO Jorge Morán, it is the result of a strengthening of the balance sheet as well as improvements in risk management and cost control systems. The second phase of the turnaround will focus on rolling out the Group’s proprietary IT core banking platform, the development of a broader product range to help transform Sovereign into a full-service retail and commercial bank that can leverage Santander’s global corporate banking network.
Bank Zachodni WBK (Poland)
Bank Zachodni WBK, Banco Santander’s retail banking arm in Poland, expects to generate 20% annual growth in profit over the next three years and net profit of EUR 480 million by 2013, compared to EUR 246 million in 2010, according to Gerry Byrne, chairman of the supervisory board. Boosted by growth in each one of the segments (retail, SMEs and enterprises,) and with an expansion of the Polish economy of around 3% a year, Bank Zachodni WBK expects to maintain its loans-to-deposits ratio below 100% and its core capital above 10%, highlighting its financial strength. The Polish bank will leverage Santander’s technological edge to generate significant revenue growth and economies of scale, as well as best practices in terms of cost management, enabling the bank to improve its efficiency ratio to 41%, compared to 48% in 2010, enhancing its profitability.
Santander Totta (Portugal)
Nuno Amado, Santander Totta CEO, said that in a difficult context for the Portuguese banking system, in view of the economy’s weakness, Santander Totta has outperformed its main competitors, focusing on commercial banking, maintaining the strategy of strengthening capital, with a core capital of around 10%, reducing the commercial gap, maintaining the NPL ratio at the lowest of the sector, and an appropriate liquidity plan.
In retail banking, the strategy will focus on the Private & Premium segment, developing the Ready productivity project —an important review of the commercial procedures and business goals- in Enterprises in following a balanced business plan — in terms of commercial gap, with a focus on transactional services, control on NPLs and a focus on recoveries and maintaining rigorous cost management.
More information in www.santander.com

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EMILIO BOTIN, CHAIRMAN
BANCO SANTANDER INVESTOR DAY 2011
30th September 2011
Good afternoon ladies and gentlemen.
I am delighted to be in London with this very special audience for the closure of the 2011 Banco Santander Investor Day.
During this Investor Day you have heard from the key management of the Group. I hope this has been useful for you to understand our strategy for the coming 3 years.
In September 2007, during our first Investor Day, I told you
•	“We are a bank that knows how to adjust our ambitions to our capabilities.

•	We have never gone too far ... but we have also never stayed one metre behind our possibilities.”
This philosophy and Banco Santander’s business model have proved to be the right ones to overcome the last four years of financial crisis and regulatory changes.
• Since 2007, we have shown average annual net profits of 8 billion euros, or total net profit of 35 billion euros, the third largest in global banking.
• We have distributed a total of 19 billion euros to our shareholders during last 4 years of economic crisis.
• and recent results of the EBA stress test shows that in an adverse scenario over the next two years, Santander would be the most profitable European bank, with the highest dividend and highest retained earnings.
Banco Santander ´s earnings today are clearly below its potential. 2012 will be a year similar to the current one. From 2013 onwards, the macroeconomic and financial environment should progressively improve.
Assuming the same perimeter, I expect Banco Santander to achieve a Return on Equity of 12% to 14% and a Return on Tangible Equity of 16% to 18% in 2014, well above current levels. The lower range of this estimate considers a macroeconomic scenario in line with the current market outlook of a progressive improvement but very limited economic growth and low interest rates over the next two years.

This should lead to a significant revaluation of our current share price. In addition, Banco Santander’s unique business model and positioning have significant benefits for our shareholders in the present difficult environment:
•	Less earnings volatility than our peers

•	...with more growth potential

•	a stable dividend payout,

•	clear strategic focus without changes

•	our strong balance sheet

•	And more capacity to create value to shareholders given our high profitability
Finally, we are the most liquid stock in Europe and among the top 10 globally.
In short: Banco Santander is a “high-yield, low-risk” investment opportunity.
I know some of you will be sceptical about this, but I make this claim for three very good reasons, which I will elaborate on during my speech:
First, Banco Santander is stronger today than before the crisis
Second, Santander has a unique strategic position among global banks
And third, Banco Santander has a clear strategy to create value for shareholders in coming years
FIRSTLY, BANCO SANTANDER IS STRONGER TODAY THAN BEFORE THE CRISIS
Since our last Investors day in 2007 we have gone through very difficult times:
•	a global financial crisis with many banks needing government support,

•	economic recession in many developed countries,

•	a sovereign debt crisis in Europe,

•	significant market volatility

•	and the definition of a new regulatory framework for financial institutions.
Banco Santander faced the crisis from a position of strength, with
•	a solid retail and commercial banking model,

•	a strong balance sheet

•	and unique geographical diversification with
•	45% of earnings in Latin America,

•	35% in the UK, the US and Continental Europe

•	and 20% in Spain and Portugal.
Over the last 4 years of economic crisis, Banco Santander has achieved three targets that I consider to be as important as the last 20 years of successful growth:
FIRST, our profits have remained stable and we have maintained our remuneration per share. Strong earnings growth in Latin America has offset weakness in Spain and Portugal.
SECOND, we have significantly strengthened our capital and liquidity:
•	Our core capital ratio has increased from 6.2% in 2007 to 9.2% today. In addition, we have maintained a very conservative provisioning policy with over 30 billion euros in the last 3 years.
•	Our loan-to-deposit ratio has fallen from 159% to 116% and we have increased our liquidity position in our full balance sheet.
THIRD, Banco Santander has been able to grow during the crisis on three fronts:
•
Through strategic acquisitions: We completed the acquisition of Banco Real and Sovereign. We acquired Alliance & Leicester and Bradford & Bingley in the UK, SEB in Germany and Bank Zachodni WBK in Poland.

•	Far greater global awareness of the Banco Santander brand. Five years ago, we were number 23. Now Santander is the fourth most important brand globally according to “Brand Finance.”
•	We have increased our market share organically in Spain, the UK and in Consumer Finance.
In Banco Santander, we do not look for easy earnings. Before the crisis, we didn’t get into complex securitizations of U.S. mortgages and, more recently, we have kept our exposure to sovereign risk at very low levels. We have a conservative liquidity position and our business is client driven with no role for Proprietary Trading.
In short, we have used our strength to become stronger and grow during the last few years

SANTANDER’S UNIQUE STRATEGIC POSITIONING
I will now move on to my second point.
Banco Santander has a unique strategic position compared to other Global banks, in five main ways:
•	First, geographic diversification with the right balance between emerging and developed markets

•	Second, a very prudent culture of risk management and focus on retail banking

•	Third, a model of subsidiaries that are autonomous in funding and capital

•	Fourth, Santander is a well-integrated Group with corporate systems generating significant synergies so that the value of the Group is higher than the sum of the parts.

Our “Santander model” allows us to add value to our subsidiaries, contributing with costs savings and additional revenues from our global business units.

•	And fifth, the Santander brand and our corporate responsibility programme with its unique cooperation with Universities
As a consequence of these five factors, Santander has one of the highest returns on capital among global banks with a Return on Tangible Equity of 14.5%. This “per se” also becomes a competitive advantage against peers.
The first factor is Santander’s Geographic Diversification
Santander is present in 10 core markets. Five of them are emerging countries and another five developed countries. This is unique among global banks:
•	In Latin America we are the leading global financial institution, with around double the size of our closest competitor.
•	In Brazil we are among the top three banks, a position that is now probably impossible to achieve, for other global banks.
•	In Europe, Santander is the only bank with a top three position in retail and commercial banking in three countries.
In each of our 10 core markets, we aim to achieve a market share above 10% and become one of the top three banks in retail and commercial banking

• Five core markets are in emerging countries: Brazil, Mexico, Chile, Argentina and Poland. They account for 48% of our profits.
• Another five core markets are in developed countries: the U.K., Spain, Portugal, Germany and the U.S. They account for 52% of our profits.
To have critical mass in each of these 10 core markets allows Banco Santander to:
•	be efficient and competitive in the local market

•	consider the potential listing of the subsidiaries when this creates value to the Group

•	and be an active player in the consolidation of the local financial sector
The second factor is, Santander’s culture of prudent risk management and focus on retail and commercial banking
Matías Rodríguez Inciarte has presented in detail this morning on Banco Santander’s prudent risk culture, which has always been a key pillar of Santander’s success, especially over the last four years.
Let me underline five basic concepts:
*	Our model of risk management is based on close involvement of the Board and independence from the business lines.

*	Our risk management model, policies and practices are global, assuring that we have a complete view of the Group’s risks.

*	Santander follows a very disciplined risk policy. We never go into areas that we don’t know well or deviate from our model of low-risk commercial banking.

*	Our Group follows a policy of building strong provisions and reserves to strengthen our balance sheet. This way we are able to better overcome the business cycles.

*	As a result, we are able to consistently outperform our peers in risk quality in the various countries in which we operate.

The third factor is Santander’s subsidiary model, with some units listed in their local stock market
Our business model of subsidiaries that are autonomous in funding and capital is reinforced through the listings of some of our subsidiaries.
All of our subsidiaries manage their own liquidity without any assistance from the group. We have access to debt capital markets in 10 different countries globally.
Listing subsidiaries has significant strategic and regulatory advantages.
•
Listed subsidiaries allow us to have access to capital at group level or at subsidiary level in a fast and efficient manner, always choosing the best alternative for our shareholders. A clear example was the IPO of Brazil in 2009 in the middle of the crisis.

•	The shares of our subsidiaries become an attractive currency for local acquisitions and, hence, we can avoid investing capital from the Group level if we decide to.
•	Listing subsidiaries increase valuation visibility of our business units
•	Listing subsidiaries guarantees the highest level of transparency and corporate governance, reinforces the Santander brand in the local market and becomes a significant incentive for local management.
•	Finally listing subsidiaries is welcome by both the Group regulator and the local market regulator as it has significant advantages in the new regulatory framework. Let me mention three:
One: It sets real firewalls among different markets improving the definition of the group Living Will and driving to real diversification of risk.

Two: Local subsidiary access to equity capital markets independent from the group is very attractive and sometimes “a requirement” from local regulators.

Three: The Group reduces its systemic risk. Indeed, we expect Santander’s “systemic risk capital requirement” as a “SIFI” to be lower than many of our peers due to our business model.

Banco Santander combines the financial flexibility of subsidiaries with a high degree of integration, which is the fourth factor of our unique strategic position.
As Alfredo Saenz, has explained yesterday, Banco Santander operates as a well integrated Group creating significant group synergies and therefore, higher earnings than what the different countries would achieve as stand alone banks.
Banco Santander cost income ratio in 2010 was 43.3%, well below the average of our peers of 59.4%. This is explained by our global footprint and our high group synergies.
We have central purchasing and a single brand, but what makes Santander different is our Corporate Systems that we roll-out across the Group allowing us to achieve four goals:
•	Cost synergies as we share the same core banking system across the Group.

•	Revenue synergies as Corporate Systems allows us to develop Santander business model of customer service with global business strategies exporting best practices from one country to another.

•	Corporate Systems reinforce the Santander Culture, with special importance placed on risk management, and allow us to better control our operations globally.

•	Finally, we can invest in a more efficient way than our peers as we share the systems globally. Banco Santander has been the European bank with the highest investment in R&D in 2010.
These Group synergies are not easy to replicate as they have taken us 10 years of hard work. We have significant potential for the coming years.
The fifth factor is, Santander’s brand and our global cooperation with Universities
Since 2005, we have had a strategy of adopting a single global brand. In 2010, we made Santander the single brand in the U.K. and in Brazil. Here in the UK, 90% of the population now knows the Santander brand.
As I said before, we are now the fourth financial institution brand in the world.
The Santander brand represents:
•	Our leadership globally and in the local market

•	Strength, trust, security and the Santander model of client care and service
•	and finally, Sustainability. We are proud to be named “The greenest bank in the World” according to Bloomberg and to be ranked among top 15 financial institutions in Dow Jones Sustainability index.

The Santander brand is a key intangible asset in facing our customers. This is critical to attract the best talent and create a Santander culture.
Most importantly, we have achieved this leap in our global brand awareness through centralized management. This has allowed us to reduce the ratio of our marketing budget to revenues from 2.1% to 1.5% in the last four years.
Within our corporate responsibility strategy, let me highlight Santander ´s programme of cooperating with Universities around the world.
At Banco Santander, we believe that supporting Universities is the best investment that can be made. Fifteen years ago, we began to cooperate with the academic world in Spain and now we have a global programme with:
•	961 agreements with Universities in 15 countries

•	We provide annually 17,000 university scholarships.

•	Last year we launched more than 4,000 projects and we invested 100 million euros in our programme of collaboration with Universities worldwide.
As a consequence of the five factors mentioned above, Santander has a higher Profitability on Capital than its Peers
Banco Santander Return on Tangible Equity calculated on recurrent earnings is currently 14.5%, well above the levels of most of our peers.
Driven by higher earnings in Spain and Portugal and by organic growth in other countries we expect our Return on Tangible Equity to be 16% to 18% in 2014 assuming the same perimeter
High profitability is a key competitive advantage for Banco Santander as it allows us to:
•	Maintain a dividend payout of around 50% of net profit in good and in bad times ...

•
and, at the same time, generate organic capital of a minimum of 60 basis points per year. Banco Santander has generated 17 billion euros of organic capital, or more than 300 basis points, during the last four years.

Let me now move on to the third section: SANTANDER’S STRATEGY TO CREATE VALUE FOR SHAREHOLDERS IN THE COMING YEARS
Over the next few years, we expect:
•	Mature markets will continue to delever and the world economic recovery will be gradual, led by emerging markets, with increasing visibility in 2013 and 2014.

•	Market volatility will come and go

•	Regulatory requirements will continue to increase
Regarding Europe, despite the current uncertainties, I consider that important steps are being taken. Yesterday the German Parliament approved the amendment of the European Financial Stability Facility with a majority vote. This is a step in the right direction. It is clear that more coordination in the economic policies in Europe is needed, but I am fully confident that Europe will find the way toward a stable and strong Eurozone.
In this environment, many of our competitors have recently announced significant changes in their strategy. Some of them are closing businesses or adapting their approach.
Banco Santander will maintain its strategy and business model, as we believe they fit very well with the new regulation and already incorporate the key pillars for a competitive global bank in the future.
Let me summarize the main drivers of value creation in coming 3 years:
First, Organic Growth and higher profitability:
•	Increase in profitability of our business in Spain, driven by lower provisions and higher margins, especially from 2013 onwards.
•	We will continue to deliver strong growth in earnings in emerging markets, which account for 48% of our earnings.
•	We will gain market share in developed countries like the US, the UK and Germany where we are finishing the implementation of our “Santander Model” of technology and costs and our commercial strategy.
Let me give you just a brief “high-level” comment on the 10 core markets where we operate:
Spain: We have hit the bottom and we expect 2012 to be similar to 2011. From 2013 onwards we expect a gradual normalization of provisions, non-performing loans and funding cost.

I believe that Spain’s contribution to earnings can be the biggest positive surprise for investors in the coming years.
I am convinced that Spain will bring the biggest positive surprise for investors.
We have enough scale in Spain with two very competitive banks, Santander and Banesto. Further consolidation in the sector should allow us to continue gaining market share organically.
Regarding real estate assets in Spain, we have given details of our exposure. Our current provisions are well above the regulatory requirements. We revise our internal models periodically and increase our provisions if required. In a very conservative scenario, we are expecting to have a similar provision charge in 2012 as in 2011. From 2013 onwards, we expect a downward trend in provisions.
Portugal: We have a strong liquidity and capital position with a core capital ratio above 10%. We expect to show profits in 2011 and 2012.
The United Kingdom: Today we have over 25 million customers who we serve on our common IT platform. We are seen as one of the strongest banks in the UK.
We are currently working on the integration of RBS branches, a truly transformational deal for the UK, which will provide us with critical mass to compete in the Small and Medium Enterprise and Corporate segments.
We are building a full-service clearing bank with a customer-centric model, combining our strength in risk management and innovation. This will allow us to deliver more recurrent revenues over the cycle.
Regarding the Santander UK IPO, given the current market environment and regulatory uncertainty, we do not expect to launch the IPO before 2013. We will launch it when market conditions are there to create value for the Group.
One comment on regulation in the UK. There is a risk that current banking reform initiatives combined with tight global liquidity could constrain economic growth in the UK. We all need strong banks that can provide credit to all clients and customers at all times.
From a global perspective, I consider that keeping a level playing field should be a priority for the UK, especially as a leading global financial centre.
Germany: We are a leading bank in consumer finance and we are becoming a universal bank following the recent acquisition of SEB. Germany is the largest European market and a core element for the future European financial industry.

The U.S.: We are in the U.S. to stay. We have a profitable consumer finance business and Sovereign Bank. We see significant growth potential for both in the coming years. In the medium term, we would like to be one of the leading banks in the States where we operate.
Brazil: We have finalized the integration of two very good banks in Brazil. A complicated process that has been executed successfully but has taken us longer than expected and has required management focus on the integration.
Now, after the successful integration, our focus is business growth supported by our very strict and conservative risk culture.
We expect Brazil to maintain resilient economic growth in coming years and our business in Brazil to grow driven by the expansion of our distribution footprint and further development of business partnerships. Growth in Small and Medium Enterprise customers will be very important for us in the coming years.
Mexico: We are the third banking franchise, we have developed a multichannel platform and become the most efficient bank in the country. We are strongly placed in the most profitable business segments and willing to grow with Mexico in the development of a deep financial market.
Argentina: We have the leading bank in profitability in Argentina with a very low risk profile as it focuses on transactional business. Future economic growth of Argentina will lead to a significant increase in credit penetration in the country.
Chile: We are the leading financial institution in Chile with 20% market share. Our current strategic focus is to increase client productivity and develop a well integrated risk management model.
And, finally, Poland: Our latest acquisition has been the best bank in Poland, with an excellent management team. As part of Santander Group, we will be able to achieve high earnings growth in the coming years. We target a market share of 10 per cent in the medium term in Poland.
Another key pillar of value creation in the coming three years will be our active Portfolio management with a balanced strategy of Acquisitions and Disposals:
Over the last three years the value of Banco Santander acquisitions is roughly the same as the value of our disposals. Both around 14 billion euros.
We consider the Financial Sector will continue to consolidate in many countries and globally. Some of our Peers will continue to sell businesses due to lack of scale or lack of efficiency.

Very strict acquisition and disposal criteria have become more important than ever given the higher cost of funding and capital.
This has been our policy in the past and will continue in the future. In current market environment our financial criteria for acquisitions get reinforced as we maintain our target of achieving a higher Return on Investment than Cost of Equity and also a positive contribution to EPS in three years.
Given our subsidiary model, we can use local shares for future acquisitions in the local market reducing the capital invested by the Group while creating significant synergies potential.
Finally, capital is another pillar of value creation in the coming three years:
We have a core capital ratio above 9% under Basel II. Capital strength is a key management principle for Banco Santander.
Our organic capital generation will keep our core capital ratio under Basel III above 9% by 2013 and getting closer to a 10% ratio, without any capital increase.
CONCLUSION
Let me conclude my speech and these two days of presentations with six key ideas:
First, Banco Santander’s business model has proved to be highly robust during the last 4 years of financial crisis, due to our focus on commercial banking, our geographical diversification and our prudent risk culture.
Second, Banco Santander has a unique strategic position to face the new regulatory and competitive environment in global financial services. We combine the financial flexibility of subsidiaries with a well integrated Group with significant group synergies. We combine high-growth markets with strong positions in developed countries.
Third, Banco Santander’s balance sheet is very transparent. Our Balance sheet integrity and resilience in the most adverse scenario is a key pillar of our Group. We have shown, over the past two days, our limited sovereign risk position and all details of our exposure to real estate in Spain. Neither these two or any other positions could affect in a material way our results.
Fourth, Banco Santander has a clear capital management policy. Except for our annual optional scrip dividend, we do not need to tap our shareholders to maintain our core capital ratio above the minimum regulatory requirement. This is due to our high profitability, earnings power and our strict capital management discipline. The recent EBA stress test has proved our strength in capital even in the most difficult scenarios.

Fifth, in 2014 we expect to achieve a Return on Equity of 12% to 14% and a Return on Tangible Equity of 16% to 18% assuming the same perimeter. These objectives are aligned with a core capital ratio above 9%. The key drivers to achieve these higher profitability levels will be:
•	Progressive normalization of profits in developed markets, especially Spain.

•	Structural growth in our emerging markets

•	And further optimization of group costs and revenues through our global management
By achieving our expected Return on Equity and Tangible Equity mentioned before, we will deliver fully diluted EPS annual growth of around 10% from 2011 to 2014. Therefore, we expect to be able to increase the remuneration per share to shareholders from 2013 onwards.
Sixth, we are not planning any significant acquisition or divestment in coming years. The geographical diversification of our global platform gives us the right balance.
Finally, behind the successful execution of the six ideas mentioned before is Banco Santander excellent management team which you have met during the last two days. Santander has a strong culture of execution which is today more important than ever. The internal development of our management team and to be able to attract the best talent will continue to be a central pillar in our strategy.
The current share price of Banco Santander, trading at a multiple of 0.7 times Price to Book does not reflect our value.
The achievement of Banco Santander’s estimates should lead to a significant revaluation of Banco Santander’s share price. Together with the current 10% dividend yield, Santander offers a very attractive potential return.
I hope that during my speech I have been able to convince you that Santander is a “high yield — low risk” investment opportunity.
Thank you very much for your attention.

DISCLAIMER
Banco Santander, S.A. (“Santander”) cautions that this speech contains forward-looking statements. These forward-looking statements are found in various places throughout this speech and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
The information contained in this speech is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the speech. In making this speech available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this speech nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this speech is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this speech should be construed as a profit forecast.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 3, 2011	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President